Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

[redacted]

08003371

SEC Mail Processing Section
JUN 20 2008
Washington, DC
101

PROCESSED
JUN 26 2008
THOMSON REUTERS

SUPPL

MACQUARIE

18 June 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,965
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,168 @ $28.74 4,168 @ $34.44 1,133 @ $40.81 5,496 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	9,469 Shares were issued on exercise of employee options 5,496 Shares were issued on retraction of exchangeable securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,965 on 17/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,961,700	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,842,768	Options over Ordinary Shares at various exercise prices
		1,559,451	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,559,451 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

16 June 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 13 June 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 13 June 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.019%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Group Limited

File Number: 082-35128

16 June 2008

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 April 2008, there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 30,373 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 6,750 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 834 options exercisable at $28.74 each and expiring on 1 October 2008 (MQG0209);
- 5,000 options exercisable at $29.46 each and expiring on 2 October 2008 (MQG0212);
- 1,668 options exercisable at $29.91 each and expiring on 23 October 2008 (MQG0220);
- 1,375 options exercisable at $31.18 each and expiring on 31 October 2008 (MQG0225);
- 2,168 options exercisable at $33.45 each and expiring on 9 February 2009 (MQG0254);
- 1,668 options exercisable at $33.76 each and expiring on 8 March 2009 (MQG0256);
- 14,168 options exercisable at $36.71 each and expiring on 8 April 2009 (MQG0260);
- 1,668 options exercisable at $35.54 each and expiring on 22 April 2009 (MQG0261);

- 1,668 options exercisable at $33.00 each and expiring on 24 May 2009 (MQG0263);
- 1,332 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 2,332 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 102,466 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 4,000 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 4,166 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285); and
- 692 options exercisable at $44.94 each and expiring on 8 December 2009 (MQG0315).

Thus, as at 31 May 2008 the number of issued fully paid ordinary $1.00 shares was 274,753,168.

During the period 1 May to 31 May 2008 (inclusive), the following new options have been issued:

- 113,400 options exercisable at $63.09 each and expiring 8 May 2013 (MQG0400); and
- 48,000 options exercisable at $59.58 each and expiring 22 May 2013 (MQG0401).

During the period 1 May 2008 to 31 May 2008 (inclusive), the following options have lapsed unexercised:

- 1,334 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 500 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 4,168 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285);
- 8,334 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 13,052 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 8,334 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 8,668 options exercisable at $68.24 each and expiring on 8 December 2010 (MQG0321);

- 2,052 options exercisable at $70.47 each and expiring on 23 January 2011 (MQG0324);
- 2,667 options exercisable at $65.12 each and expiring on 8 June 2011 (MQG0335);
- 24,276 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 3,575 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 11,000 options exercisable at $71.92 each and expiring on 8 December 2011 (MQG0356);
- 4,000 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 26,991 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 1,910 options exercisable at $71.41 each and expiring on 22 August 2012 (MQG0380);
- 4,000 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 4,000 options exercisable at $74.30 each and expiring on 24 December 2012 (MQG0391) and
- 6,000 options exercisable at $51.34 each and expiring on 25 March 2013 (MQG0397).

Also, in the notification to ASX on 6 May 2008 of the position as at 30 April 2008 it was stated that the following options lapsed unexercised:

- 380 options exercisable at $34.66 each and expiring on 10 May 2009 (MQG0262).

In fact, the following options lapsed unexercised:

- NIL options exercisable at $34.66 each and expiring on 10 May 2009 (MQG0262).

The number of options on issue at 31 May 2008 was 39,018,863 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Group Limited Options

As at 31 May 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0187	3,334	$24.98	14/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,232,183	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	152,461	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	1,836	$28.74	01/10/2008
MQG0222	5,000	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	1,375	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0252	1,668	$33.45	09/02/2009
MQG0253	3,334	$33.45	09/02/2009
MQG0254	3,334	$33.45	09/02/2009
MQG0256	20,002	$33.76	08/03/2009
MQG0257	5,836	$34.67	22/03/2009
MQG0260	5,836	$36.71	08/04/2009
MQG0261	15,836	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	18,336	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	15,002	$33.58	08/07/2009
MQG0267	700,913	$33.11	22/07/2009
MQG0268	1,478,938	$32.75	09/08/2009
MQG0269	1,207,279	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	436,255	$34.60	08/09/2009
MQG0272	76,278	$35.28	22/09/2009
MQG0273	109,114	$36.99	08/10/2009
MQG0274	34,935	$39.64	22/10/2009
MQG0275	48,723	$40.81	08/11/2009

Listing of Macquarie Group Limited Options

As at 31 May 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0276	65,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,420	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	28,736	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	10,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	8,336	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	52,556	$60.41	08/07/2010
MQG0304	18,524	$63.42	22/07/2010
MQG0305	7,403,789	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	60,000	$63.33	22/08/2010
MQG0309	61,200	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	28,834	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	1,668	$44.94	08/12/2009
MQG0316	11,167	$63.34	10/10/2010
MQG0317	63,334	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010
MQG0320	54,832	$70.60	22/11/2010
MQG0321	59,166	$68.24	08/12/2010

Listing of Macquarie Group Limited Options

As at 31 May 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0322	23,667	$68.36	22/12/2010
MQG0323	25,833	$67.85	09/01/2011
MQG0324	39,948	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	86,814	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	25,333	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,544,611	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	175,425	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	23,000	$71.92	08/12/2011
MQG0357	53,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	65,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012

Listing of Macquarie Group Limited Options

As at 31 May 2008

MQG Code	Number	Exercise Price	Expiry Date
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	276,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	105,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	60,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	65,000	$90.83	23/07/2012
MQG0378	46,000	$73.86	08/08/2012
MQG0379	10,208,078	$71.41	15/08/2012
MQG0380	59,365	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	97,990	$71.41	10/09/2012
MQG0383	148,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	80,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
MQG0390	381,400	$79.38	10/12/2012
MQG0391	81,000	$74.30	24/12/2012
MQG0392	70,000	$72.27	08/01/2013
MQG0393	149,000	$64.40	22/01/2013
MQG0394	212,800	$63.74	08/02/2013
MQG0395	61,000	$54.69	22/02/2013
MQG0396	94,000	$47.79	10/03/2013
MQG0397	69,000	$51.34	25/03/2013
MQG0398	174,000	$56.79	08/04/2013
MQG0399	63,000	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	48,000	$59.58	22/05/2013
	39,018,863		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,437
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	8,000 @ $28.74 2,437 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	8,000 Shares were issued on exercise of employee options 2,437 Shares were issued on retraction of exchangeable securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,437 on 16/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,946,735	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,858,572	Options over Ordinary Shares at various exercise prices
		1,564,947	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,564,947 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

MACQUARIE CAPITAL ALLIANCE GROUP PROPOSAL

SYDNEY, 16 June 2008 – Macquarie Group Limited (Macquarie, ASX:MQG) notes the announcement by Macquarie Capital Alliance Group (MCAG) today that it has entered into a Scheme Implementation Agreement in relation to a proposal to acquire all the stapled securities of MCAG by way of interconditional Schemes of Arrangements and a Trust Scheme.

Funding for the proposal has been committed by investment vehicles managed by AlpInvest Partners N.V., HarbourVest Partners, Pantheon Ventures, Partners Group, Paul Capital Partners, Portfolio Advisors and Procific (the Consortium) and Macquarie Capital (a member of the Macquarie Group). The Consortium is investing through a new unlisted fund, Macquarie Advanced Investment Partners (MAIP), to be managed by the Macquarie Group. The proposal has been made by Macquarie Advanced Investment Group (MAIG)[1].

MAIP has commitments for approximately US$650million which will be applied to the offer to acquire MCAG (through MAIPIH[2] and MAIG) and as a capital reserve. The investors in MAIP will also be committing approximately US$150 million to Macquarie Global Opportunities Partners, a private equity fund managed by Macquarie Capital.

[1] MAIG comprises Macquarie Advanced Investment Limited, Macquarie Advanced Investment Trust and Macquarie Advanced Investment International Limited. Securities in MAIG will be stapled prior to implementation of the Scheme. The bidding entity is Macquarie Advanced Investment Company Pty Limited, a subsidiary of Macquarie Advanced Investment Limited. The bidding entity will acquire the units in Macquarie Capital Alliance Trust and the shares in Macquarie Capital Alliance International Limited as nominee for Macquarie Advanced Investment Trust and Macquarie Advanced Investment International Limited respectively.

[2] MAIP International Holdings Limited (MAIPIH), the parent company of MAIG.

The Schemes are subject to the terms and conditions set out in the Scheme Implementation Agreement, which MCAG has released to the ASX

Subject to the Schemes being approved by MCAG security holders, Macquarie Capital intends to receive the all cash offer for its MCAG stapled securities and will invest into MAIPIH, prior to the implementation of the Scheme, an amount equal to the cash it will receive for its 17.9% holding in MCAG. Macquarie Capital will also receive MAIPIH scrip as consideration for the sale to MAIPIH of its 28% principal investment in Red Bee Media, valued at $A52million. As a result of these transactions, Macquarie Capital will hold a minimum 25% interest in MAIPIH.

Macquarie Group is not making a new capital injection in to this proposed take-private transaction and also confirms that there is no capital impact on the Group.

Contacts:

Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group, Investor Relations	+612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,756
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,332 @ $36.99 4,402 @ $28.74 15,022 @ $77.40
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	7,734 Shares were issued on exercise of employee options 15,022 Shares were issued on retraction of exchangeable securities.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,756 on 13/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,936,298	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,866,745	Options over Ordinary Shares at various exercise prices
		1,567,384	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,567,384 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	22,166 @ $28.74
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,166 on 12/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,913,542	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,911,334	Options over Ordinary Shares at various exercise prices
		1,582,406	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,582,406 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,000 @ $28.74 3,500 @ $34.78
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,500 on 11/06/2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	274,891,376	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,933,500	Options over Ordinary Shares at various exercise prices
		1,582,406	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,582,406 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 June 2008
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

END